190 Office Park Way

Pittsford, New York 14534

585-387-9000

Via EDGAR

August 16, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Nysa Series Trust

Investment Company Act File No: 811-07963

Form N-CSR for Fiscal Year Ending March 31, 2001

Ladies and Gentlemen:

On behalf of NYSA Series Trust (“Registrant”), we are transmitting this letter in response to comments that we received from you via telephone on June 30, 2010 in connection with the filing of Registrant’s Form N-CSR relating to the fiscal year ended March 31, 2010.  This letter sets forth Registrant’s responses to the staff’s comments and explains how Registrant has addressed or intends to address those comments. Responses to the staff’s Comments are numbered sequentially.

1.

Comparison of the Change in Value of a $10,000 Investment in the Nysa Fund and in the Standard and Poor’s 500 Index.  Graphic formatting does not permit the staff to see average annual total return data.

The average annual total return data is presented in the form of a chart immediately below the line graph under the caption “Average Annual Total Returns.”  In addition, the line graph has been re-drawn to include the 10-year performance period required by Item 27 of Form N-1A and the performance information has been restated to reflect performance for that period (i.e. rather than for the period since the inception of the Fund).  The Fund’s inception date was May 12, 1997.

2.

Disclosure of the maximum sales charge is wrong (i.e. 4.75% instead of 2.50%).

Note 1 following the chart which illustrates average annual total returns for the one-, five- and ten-year periods ending March 31, 2010, has been revised to reflect the deduction of the current maximum sales charge of 2.50%.  The performance information has been restated to reflect the application of the correct sales charge.  Note 1 has been revised as follows:

Average annual total returns for the period shown reflect the deduction of the maximum sales charge currently in effect (2.50%).  The sales charge schedule which had been in effect since the Fund’s inception on Mary 12, 1997, was eliminated on April 1, 2005. During the period from inception through March 31, 2005, the maximum sales charge was 4.75%.  If returns for the fiscal years ending March 31, 2001, March 31, 2003, March 31, 2004, March 31, 2004 and March 31, 2005 shown had been calculated to reflect deduction of the maximum sales charge in effect during those fiscal years, returns would have been lower.  During the period from April 1, 2005 through May 13, 2007, shares of the Fund were offered without a sales charge.  If returns for the period from April 1, 2005 through May 13, 2007 had been calculated without deduction of the current maximum sales charge, returns would have been higher.  The new sales charge schedule, which includes a maximum sales charge of 2.50%, was implemented on May 14, 2007. The Standard & Poor’s 500 Index (“S&P 500”) is a market value-weighted index, representing the aggregate market value of the common equity of 500 stocks primarily traded on the New York Stock Exchange.  The S&P 500 is a widely recognized, unmanaged index of common stock prices.  The figures for the S&P 500 reflect all dividends reinvested but do not reflect any deductions for fees, expenses or taxes.

3.

Why is there a reference to “Investments in Limited Partnerships” in Note 1 (to the Financial Statements)?

Note 1 has been revised to reflect a reference to “Investments in Equities.”  The reference to “Investments in Limited Partnerships” has been deleted.

4.

There is a reference to “SOP 93-2” in Note 1 (to the Financial Statements) relating to reclassifications.  The reference is not correct.  It should be a reference to GAAP.

Note 1 has been revised to reflect a reference to “Generally Accepted Accounting Principles.”  The reference to “SOP 93-2” has been deleted.

5.

Note 5 (to the Financial Statements) addresses the value of certain restricted securities as of March 31, 2010, yet the “haircut” on the restricted securities is not being shown.

Note 5 has been revised as follows:

The investment in 1,000,000 shares of McKenzie Bay International Ltd., common stock, the sale of which is restricted, has been valued by the Board of Trustees at $.039 per share after considering certain pertinent factors including the results of operations of \ McKenzie Bay International Ltd. since the date of purchase of January 23, 2009 for $50,000 and the sales price of recent private placement in its common stock. The Board valued the restricted shares at the closing price of MKBY (McKenzie Bay International) common stock as of March 31, 2010 was $.039 per share. It is possible that the estimated value may differ significantly from the amount that might be ultimately realized in the near term and the difference could be material.

6.

File the report with the auditor’s report on financial statements.

Registrant proposes to file an amended Form N-CSR which will include the Report of the Independent Registered Public Accounting Firm on Registrant’s financial statements for the fiscal year ending March 31, 2010 and the report of the Independent Registered Public Accounting Firm will be removed.

7.

Some elements are missing from the expense illustration.

Registrant proposes to file an amended Form N-CSR which will include the following illustration:

Expense Example

As a shareholder of the NYSA FUND, you incur ongoing costs which typically consist of management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period, October 1, 2009 through March 31, 2010.

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in this Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

	Beginning Account Value	Ending Account Value	Expenses Paid During the Period*
	October 1, 2009	March 31, 2010	October 1, 2009 to March 31, 2010

Actual	$1,000.00	$1,082.30	$20.77
Hypothetical
(5% Annual Return before expenses)	$1,000.00	$1,004.99	$19.99

* Expenses are equal to the Fund's annualized expense ratio of 4.00%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

8.

Describe the services provided by the Fund’s auditors related to taxes and the fees for preparation of tax reports.

Registrant proposes to file an amended Form N-CSR which will include the following caption which clarifies the scope of services provided by Registrant’s Independent Registered Public Accounting Firm:  “Preparation of Tax Return Fees”.

9.

The Code of Ethics disclosures are incomplete in that the specific disclosure requirements of Item 2 of Form N-CSR have not been addressed.

Registrant has adopted a Code of Ethics for Senior Officers which will be made available upon request, without charge, to any person who requests a copy.  Registrant proposes to file an amended Form N-CSR which reflects this commitment.

10.

The fidelity bond filing must be done on an annual basis.

On August 12, 2010, Registrant effected a filing of a copy of the fidelity bond approved by a majority of the trustees, including a majority of the trustees who are not “interested persons” of the trust.

11.

Please confirm that the “acquired fund fees and expenses” will be shown in the expense table.

The expense table has been revised. Registrant’s prospectus dated as of July 29, 2010 will be re-filed under Rule 497(e) to reflect the revisions:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees

 1.00%

Other Expenses

 2.75%

       Service Fees

                                 0.25%

          Acquired Funds Fees and Expenses

  0.03%1

Total Annual Fund Operating Expenses

                 4.03%

1 Total Fund Operating Expenses in the table above do not correlate with the Ratio of Expenses to Net Assets for the fiscal year ended March 31, 2010 as shown in the “Financial Highlights” section of this prospectus.  Total Fund Operating Expenses in the table above include “Acquired Fund Fees and Expenses” which are fees and expenses that the Fund incurs indirectly through its investments in the underlying funds in which it invests.  The Ratio of Expenses to Net Assets for the for the fiscal year ended March 31, 2010 as shown in the “Financial Highlights” section of this prospectus does not take “Acquired Fund Fees and Expenses” into account

If questions arise in connection with this filing, please contact me directly at 585-387-9000.

Sincerely,

Patricia C. Foster, Esq. PLLC

By:  /S/Patricia C. Foster

       Patricia C. Foster